UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 18 December, 2023

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcements dated 5 December 2023 and 14 December 2023: Dealings in securities by directors and prescribed officers of Sasol Limited, the Company Secretary and directors of major subsidiaries of Sasol Limited

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol, the Company, Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, Debt issuer)

DEALINGS IN SECURITIES BY A DIRECTOR OF SASOL LIMITED AND A DIRECTOR OF ITS MAJOR SUBSIDIARIES

In compliance with paragraph 3.63 to 3.66 of the JSE Limited Listings Requirements (Listings Requirements), the following information is disclosed relating to dealings in securities of Sasol by a director of Sasol Limited and a director of its major subsidiaries.

Class of securities:	Sasol ordinary shares
Nature of transaction:	Sale of shares on-market
Nature and extent of interest:	Direct beneficial

Surname and initials	**Company and designation**	**Transaction date**	**Number of shares**	**Selling Price per share (ZAR)**	**Total value of the transaction (ZAR)**
V D Kahla	Sasol Limited: Director Sasol Oil (Pty) Ltd: Director Sasol South Africa Limited: Director	4 December 2023	2 000	201,01	402 020,00

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal has been obtained for the transactions set out above.

5 December 2023
Johannesburg

Equity Sponsor
Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Debt Sponsor
Rand Merchant Bank (A division of FirstRand Bank Limited)

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol, the Company, Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, Debt issuer)

DEALINGS IN SECURITIES BY DIRECTORS AND PRESCRIBED OFFICERS OF SASOL LIMITED, THE COMPANY SECRETARY AND DIRECTORS OF MAJOR SUBSIDIARIES OF SASOL LIMITED

In compliance with paragraphs 3.63 to 3.66 of the JSE Limited Listings Requirements (Listings Requirements), the following information is disclosed relating to dealings in securities of Sasol by the Executive Directors and Prescribed Officers of Sasol, its Company Secretary and Directors of its major subsidiaries.

The persons below have transacted in securities awarded and accepted in 2020 in terms of the rules of the Sasol 2016 Long-Term Incentive (LTI) plan (Plan).

The 2020 award partly vested at the achievement of corporate performance targets (CPTs) of 67,34%. The balance of the LTI award made in 2020 will vest in 2025 subject to the rules of the Plan.

Participants have the option to retain all shares; sell sufficient shares to cover the tax liability and retain the balance thereof; or, to sell the vested shares. Directors and Prescribed Officers have to adhere to minimum shareholding requirements. The dealings are as set out below.

Transaction date:	11 December 2023
Class of securities:	Sasol ordinary shares
Issue price per share:	R0,00
Nature of transaction:	Retention of vested shares off-market
Nature and extent of interest:	Direct beneficial

Name	Company and designation	Number of shares	Price per share (ZAR)[1]	Total value of the transaction (ZAR)
B Baijnath	Sasol South Africa Limited: Director Sasol Oil (Pty) Ltd: Director	5 831	205,44	1 197 920,64
S Baloyi	Sasol Limited: Prescribed officer	4 956	205,44	1 018 160,64
F R Grobler	Sasol Limited: Director	20 796	205,44	4 272 330,24

V D Kahla	Sasol Limited: Director Sasol Oil (Pty) Ltd: Director Sasol South Africa Limited: Director	8 770	205,44	1 801 708,80
C K Mokoena	Sasol Limited: Prescribed officer Sasol South Africa Limited: Director Sasol Oil (Pty) Ltd: Director	2 500	205,44	513 600
H Wenhold	Sasol Limited: Prescribed officer	7 756	205,44	1 593 392,64

1. Vesting price

Transaction date:	11 December 2023
Class of securities:	Sasol ordinary shares
Issue price per share:	R0,00
Nature of transaction:	Sale of vested shares on-market
Nature and extent of interest:	Direct beneficial

Name	**Company and designation**	**Number of shares**	**Selling Price per share (ZAR)[1]**	**Total value of the transaction (ZAR)**
B Baijnath	Sasol South Africa Limited: Director Sasol Oil (Pty) Ltd: Director	5 880	185,8249	1 092 650,41
S Baloyi[3]	Sasol Limited: Prescribed officer	5 108	185,8249	949 193,59
D C Cronje	Sasol Oil (Pty) Ltd: Director	10 563	185,8249	1 962 868,42
M du Toit	Sasol Limited: Company Secretary Sasol South Africa Limited: Company Secretary	11 920	185,8249	2 215 032,81
F R Grobler[3]	Sasol Limited: Director	20 976	185,8249	3 897 863,10
V D Kahla[2]	Sasol Limited: Director Sasol Oil (Pty) Ltd: Director Sasol South Africa Limited: Director	8 937	185,8249	1 660 717,13
R M Laxa	Sasol South Africa Limited: Director	12 000	185,8249	2 229 898,80
C K Mokoena[2]	Sasol Limited: Prescribed officer Sasol South Africa Limited: Director Sasol Oil (Pty) Ltd: Director	12 045	185,8249	2 238 260,92
D T Mokomela	Sasol South Africa Limited: Director	5 809	185,8249	1 079 456,84
N G Nndwammbi	Sasol Oil (Pty) Ltd: Director Sasol South Africa Limited: Director	10 034	185,8249	1 864 567,05
M L Powys	Sasol South Africa Limited: Director	8 794	185,8249	1 634 144,17
N Stofberg	Sasol Chemicals (USA) LLC: Director	11 516	185,8249	2 139 959,55
H Wenhold[3]	Sasol Limited: Prescribed officer	7 821	185,8249	1 453 336,54

[1] Average selling price per share is based on transactions effected by the Company from 4 to 11 December 2023. Proceeds are allocated to the shares sold by Directors / Prescribed Officers, as with all participants, based on the outcome of the bulk sale.
[2] Have achieved the required level of minimum shareholding and therefore are permitted to sell vested shares.
[3] In terms of the MSR policy, Directors and Prescribed Officers may sell vested shares to cover the taxation and transaction cost on the LTI award.

The highest and lowest prices, as well as the VWAP price for the days of trading are as follows:

Date	Highest price (ZAR)	Lowest price (ZAR)	Volume Weighted Average Price (ZAR)
4 to 11 December 2023	206,0000	170,1000	185,8249

Transaction date:	8 December 2023
Class of securities:	Sasol American Depositary Receipts (ADR) each representing one Sasol ordinary share
Issue price per share:	USD0,00
Nature of transaction:	Retention of vested shares off-market
Nature and extent of interest:	Direct beneficial

Name	Company and designation	Number of shares	Price per share (USD)	Total value of the transaction (USD)
B V Griffith	Sasol Limited: Prescribed officer Sasol Chemicals (USA) LLC: Director	10 952	11,21	122 771,92

Transaction date:	8 December 2023
Class of securities:	Sasol American Depositary Receipts (ADR) each representing one Sasol ordinary share
Issue price per share:	USD0,00
Nature of transaction:	Sale of vested shares on-market
Nature and extent of interest:	Direct beneficial

Name	Company and designation	Number of shares	Selling Price per share (USD)[1]	Total value of the transaction (USD)
B V Griffith[2]	Sasol Limited: Prescribed officer Sasol Chemicals (USA) LLC: Director	5 641	10,0571	56 732,10
E Stouder	Sasol Chemicals (USA) LLC: Director	15 295	10,0571	153 823,34

[1] Average selling price per share is based on transactions effected by the Company from 4 to 8 December 2023. Proceeds are allocated to the shares sold by directors / prescribed officers, as with all employees, based on the outcome of the bulk sale.
[2] In terms of the MSR policy, Directors and Prescribed Officers may sell vested shares to cover the taxation and transaction cost on the LTI award.

The highest and lowest prices, as well as the VWAP price for the days of trading are as follows:

Date	Highest price (USD)	Lowest price (USD)	Volume Weighted Average Price (USD)
4 to 8 December 2023	10,8300	9,4300	10,0571

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal has been obtained for the transactions set out above.

14 December 2023
Sandton

Equity Sponsor: Merrill Lynch South Africa (Pty) Limited t/a BofA Securities

Debt Sponsor: Rand Merchant Bank (A division of FirstRand Bank Limited)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 18 December 2023

By: /sgd/M du Toit
Name: M du Toit
Title: Group Company Secretary